EXHIBIT 99.1

For Immediate Release	Date: April 26, 2017
17-19-TR

Teck Doubles Dividend and Announces Dividend Policy

Vancouver, BC – Teck Resources Limited (“Teck”, TSX: TECK.A and TECK.B, NYSE: TECK) announced today that Teck’s Board of Directors has established a new dividend policy, and in accordance with that policy Teck will pay on June 30, 2017 an initial eligible dividend of $0.10 per share on its outstanding Class A common shares and Class B subordinate voting shares, to shareholders of record at the close of business on June 15, 2017.

The new dividend policy reflects Teck’s commitment to return cash to shareholders in balance with the needs and opportunities to invest in, and the inherent cyclicality of, its underlying businesses. The policy will be anchored by an annual base dividend of $0.20 per share, which will be declared and paid quarterly, commencing in the third quarter, as $0.05 dividends on the last business day of each quarter.  Each year the Board will review the free cash flow generated by the business, the outlook for business conditions and priorities regarding capital allocation, and determine whether a supplemental dividend should be paid. Any supplemental dividends declared would be paid on the last business day of the calendar year. If declared, supplemental dividends may be highly variable from year to year, given the volatility of commodity prices and the potential need to conserve cash for certain project capital expenditures or other corporate priorities. As always, the payment of dividends is in the discretion of the Board and the Board will review the dividend policy regularly.

Forward-Looking Statements
This press release contains certain forward-looking statements within the meaning of the Unites States Private Securities Litigation Reform Act of 1995 and forward-looking information as defined in the Securities Act (Ontario).  Forward-looking statements and information can be identified by the use of words such as “expects”, “intends”, “is expected”, “potential” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would” “might” or “will” be taken, occur or achieved. Forward-looking statements include statements regarding Teck’s expectations regarding price volatility, dividend sustainability, and the potential for payment of base and supplemental dividends to be paid in the future.

Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Teck to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Factors that may cause actual results to vary include, but are not limited to, changes in commodity prices, in general economic conditions, conditions in financial markets, or conditions in the markets for Teck’s products, mechanical or geotechnical failures or other unplanned disruptions in production or transportation, including due to weather or natural disaster, labour disruptions, changes in the price of diesel and other consumable inputs, and other risk factors as detailed from time to time in Teck’s reports filed with Canadian securities administrators and the U.S. Securities and Exchange Commission.

Certain of these risks are described in more detail in the annual information form of Teck and in its public filings with Canadian securities administrators and the U.S. Securities and Exchange Commission. Teck does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws.

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Investor Contact:
Greg Waller
Senior Vice President, Investor Relations and Strategic Analysis
604.699.4014
greg.waller@teck.com

Media Contact:
Chris Stannell
Senior Communications Specialist
604.699.4368
chris.stannell@teck.com